Sky Financial Group
Agrees to Acquire
Union Federal Bank
and its parent
Waterfield Mortgage Co.
Filed by Sky Financial Group,  Inc.
Exchange Act Number 001-14473
Pursuant to Rule 425 under the Securities  Act of 1933
Subject Company: Waterfield Mortgage Company, Incorporated

Forward-Looking Statements
This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
These forward-looking statements include, but are not limited to, statements about (i) the benefits of the transaction between
Sky Financial Group, Inc. and Waterfield Mortgage Company, Incorporated, including future financial and operating results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) Sky Financial’s and Waterfield Mortgage’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Sky Financial’s and Waterfield
Mortgage’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the businesses of Sky Financial and Waterfield Mortgage may not be
combined successfully, or such combination may take longer to accomplish than expected; (2) the anticipated cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Waterfield Mortgage may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted or may disproportionately impact our activities in certain market areas; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued
diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Sky
Financial’s and Waterfield Mortgage’s markets; (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations; and (11) facts or circumstances may arise with respect to Waterfield Mortgage that were not disclosed or made available to Sky Financial. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Sky Financial’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s
Internet site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Sky Financial or Waterfield Mortgage or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Sky Financial and Waterfield Mortgage do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

3 Outline Background Strategic Rationale Transaction Terms Financial Impact Summary Appendix

Sky Financial Group
Total assets of $15.7 billion
Over 290 financial centers in OH, PA, IN,
MI and W. VA
Over 20 total bank and thrift acquisitions
since 1990
Return on Assets 1.39%
Cash Return on Tangible Assets* 1.51%
Return on Equity 13.89%
Cash Return on Tangible Equity* 23.08%
Cash Efficiency Ratio* 51.02%
For 3-months
Ended 12/31/05
* Excluding discontinued operations, merger-related expenses and amortization of intangibles.

Sky Financial Group
$4.2
$4.9
$8.3
$8.8
$9.3
$12.6
$15.3
$3.1
$2.3
$10.6
$0.4
$1.5
$1.1
$0.6
1998 1999 2000 2001 2002 2003 2004 2005
CAGR =
21%
A Record of Rapid Growth
Acquisitions
* Excluding discontinued operations
Assets in ($ Billions)*

Waterfield Mortgage Co. (WMC)
A privately owned thrift holding company –
founded in 1928
Comprised of two major segments:
– Retail & Commercial Banking
– National Mortgage Banking
Sky acquiring Retail & Commercial Banking
business (“Banking Segment”)
– Conducted primarily through Union Federal Bank
Acquisition excludes national mortgage
banking business

Union Federal Bank (UFB)
43 banking offices in Indianapolis marketplace
$1.2 billion of community banking deposits
– 69% are checking and savings accounts
$770 million of checking & money market accts.
– Joint marketing agreement with Affinity Financial
$1.5 billion in net loans
– Commercial and Commercial RE = 29%
– Consumer and Home Equity = 46%
– Residential Mortgage = 25%
Banking Segment Overview

Strategic Rationale
Franchise Enhancing
– Expands Sky into highly attractive Indianapolis
Market
– Fee income growth opportunities
Fits Sky’s Metro Market Expansion
– Creates 9th Operating Region
Strategic Opportunity
– Sky is an experienced acquirer with successful
track record
Attractive Financial Results
– Satisfies Sky’s investment criteria
– GAAP and Cash accretive

Franchise Enhancing
Union Federal Bank Offices Sky Financial Group Offices
Ohio
• 8
th
largest
• $8.2 billion in
deposits
• 216 offices
Pennsylvania
• 17
th
largest
• $2.5 billion in
deposits
• 66 offices
Indiana
• 11
th
largest
• $1.9 billion
in deposits
• 45 offices

Franchise Enhancing
Indianapolis MSA is one of the most attractive markets
in the Midwest
12th largest city in the U.S.
29th largest metropolitan area in the U.S.
2nd largest state capital in the U.S.
Highest percentage population growth between 1990
and 2000 of any major Midwest metropolitan area
Indianapolis is the most centrally-located city of the top
100 markets in the U.S. and is served by more
segments of interstate highways (7)
(1) Indianapolis Economic Development Portal and Indianapolis Chamber of Commerce
Indianapolis Market Highlights (1)

Franchise Enhancing
Cost of living and unemployment rates (4.9%) below
national average
Average pay per person ($36,465) ranks higher than
national average
Indianapolis ranks 7th best large metro area for running
a small business
Indianapolis ranked the 4th best city to expand or
relocate a business
Consistently ranked as one of the top professional
sports cities in North America
Consistently ranks as one of the cleanest and safest
cities in the nation
(2) Indianapolis Chamber of Commerce, Cognetics – 2003, Expansion Management – 2005, U.S. Department of Labor
Indianapolis Market Highlights (2)

Franchise Enhancing
Indianapolis MSA is one of the most attractive MSAs in
the Midwest and compares favorably to National
demographic averages
Source: SNL Financial LC – 2005 Deposit Market Share Data.
49,747 6.26 National Average
51,823 0.68 2,149,472 Cleveland-Elyria-Mentor, OH
53,531 1.95 1,527,796 Milwaukee-Waukesha-West Allis, WI
55,802 3.78 4,592,457 Detroit-Warren-Livonia, MI
54,532 3.93 2,085,092 Cincinnati-Middletown, OH-KY-IN
49,470 4.29 1,215,611 Louisville, KY-IN
52,578 4.97 2,810,628 Saint Louis, MO-IL
58,862 5.02 9,538,483 Chicago-Naperville-Joliet, IL-IN-WI
55,455 7.21 1,966,136 Kansas City, MO-KS
52,451 7.99 1,647,784 Indianapolis, IN
68,545 8.86 3,225,575 Minneapolis-St.Paul-Bloomington, MN-WI
54,349 10.80 1,768,016 Columbus, OH
Income ($) 2005-2010 (%) (000's) Top 10 MSAs in the Midwest¹
Household Pop. Growth Population
Median

Metro Market Expansion
Fits Sky’s metro
market expansion
strategy – Midwest
43 offices and $1.9
billion in deposits to
form Sky’s ninth region
Significant organic
growth opportunity for
Sky’s community
relationship model
A Ninth Region for Sky

Metro Market Expansion
Ranked 4th in branch locations and deposit market share in the MSA
Top three largest competitors have more than 50% of the market share
Source: SNL Financial LC – 2005 Deposit Market Share Data. It has been modified to reflect only pro forma deposits acquired in this transaction
100 24,913,269 586 Totals
1.80 449,231 15 Thrift Lincoln Bancorp (IN) 10
2.38 593,113 17 Bank Huntington Bancshares Inc. (OH) 9
3.06 761,412 30 Bank KeyCorp (OH) 8
3.28 817,037 9 Bank Natl Bk of Indianapolis Corp. (IN) 7
3.38 842,996 32 Bank Regions Financial Corp. (AL) 6
5.52 1,376,120 33 Bank First Indiana Corp. (IN) 5
7.35 1,832,120 43 Thrift Union Federal Bank (IN) 4
8.16 2,031,933 68 Bank Fifth Third Bancorp (OH) 3
21.12 5,262,229 112 Bank National City Corp. (OH) 2
22.99 5,727,197 116 Bank JPMorgan Chase & Co. (NY) 1
Mkt Share (%) Deposits (000s) Branches Inst. Type Institution Rank
June '05
Indianapolis, IN MSA

Metro Market Expansion
Indianapolis MSA $1.8B 7.4% 4
Pittsburgh MSA $1.8B 3.2% 7
Cleveland MSA $0.9B 1.4% 13
Columbus MSA $0.3B 1.0% 14
Deposit Rankings
By Metro Market Deposits % of Market Rank
Source: SNL Financial LC – 2005 Deposit Market Share Data. It has been modified to reflect only pro forma deposits acquired in this transaction
Approximately 40% of Sky’s pro forma deposits in major
metro markets

16 Metro Market Expansion Union Federal Existing Sky Locations Offices Acquired Since 2002 Significant franchise enhancement over last 3½ years

Strategic Opportunity
Disciplined acquirer with a strong track record
Experienced team to manage processes with
proven integration tactics
No mortgage banking business assets
– Limited residual mortgage banking risk
Conservative cost savings validated through
due diligence
Complementary cultures with strong
management teams
…with Minimal Execution Risk

Attractive Financial Results
Core Earnings (1)
$.01 in 2006
$.02 in 2007
Cash Earnings (1)
$.02 in 2006
$.05 in 2007
(1) 2006 results adjusted to reflect expected transaction closing in the early third quarter.
Immediately accretive to both core and
cash earnings

Transaction Summary
Transaction Value:
$330 million
Per Share Value:
4.38 Shares and $80.07 Cash
Consideration Mix:
59% Stock, 41% Cash
Sky Shares Issued:
7.5 million
Transaction Structure:
Tax-Free Exchange
Due Diligence:
Completed
Anticipated Closing:
3rd Quarter 2006

Deal Pricing
(1) Based on Sky’s adjusted 2006 net income estimate for WMC.
(2) Based on stated book value and intangible assets as of $90 million and intangible assets of $6 million.
Purchase Price:
$330 million
Price/2006E Adj. EPS:
(1)
16.2x
Price/Book Value:
(2)
3.66x
Price/Tangible Book Value:
(2)
3.93x
Core Deposit Premium:
24.6%

Transaction Assumptions
Cost Savings Estimate:
14%
Transaction Costs Estimate (after tax):
$14 million
Trust Preferred:
$151 million
Internal Rate of Return Expected:
17+%
Expected to be Accretive to Earnings in 2006 and 2007

Summary Financial Impact
(1) Includes only commercial and retail banking assets
(2) Excludes purchase accounting adjustments.
(In Millions)
1,644 1,554 90 229 Total Equity
3,917 3,179 738 664 Borrowings
12,691 10,756 1,935 2,396 Deposits
12,662 11,149 1,513 2,213 Gross Loans
$18,390 $15,683 $2,707 $3,323 Assets
Proforma
(2)
12/31/2005 12/31/2005 12/31/2005
SKY SKY
WMC/UFB
Deal Adjusted
(1)
UFB
As Reported

Pro Forma Capital
11.2% 11.5% Total Risk-based Ratio
9.0% 9.3% Tier 1 Risk-based Ratio
7.6% 8.0% Tier 1 Leverage Ratio
5.2% 6.4% Tangible Equity/Assets
Pro Forma
at Closing
Sky & WMC/UFB
Sky Financial
12/31/05
Standalone

Summary
Expands Sky’s footprint into highly
attractive Indianapolis market
Continues franchise enhancement
following Sky’s metro market growth
strategy
Consistent with Sky’s proven acquisition
strategy
Attractive financial results
– Solid earnings accretion

APPENDIX

Pro Forma Deposit Composition
4.7% $600 13.7% $266 3.0% $334
Interest-Bearing Demand
Deposits
28.6% $3,625 14.8% $286 29.9% $3,339 Time Deposits < $100,000
100% $12,691 100% $1,935 100% $10,756 Total
16.1% $2,038 5.5% $106 17.3% $1,932 Time Deposits = > $100,000
6.1% $772 39.9% $772 0.0% $0 AFC and Other
29.4% $3,721 15.7% $304 30.6% $3,417 MMDA & Savings
15.3% $1,935 10.4% $201 15.6% $1,734 Demand Deposits
Pro Forma
Balance    % of Total
WMC/UFB
Balance    % of Total
Sky Financial
Balance    % of Total
(In Millions)
Sky Financial and WMC/UFB financial information as of 12/31/05.

Pro Forma Loan Portfolio
19.1% $2,418 45.4% $687 15.5% $1,731 Home Equity
100% $12,662 100% $1,513 100% $11,149 Total
25.8% $3,270 16.5% $250 27.1% $3,020 Commercial and Industrial
37.5% $4,744 12.7% $192 40.8% $4,552 Commercial Real Estate
5.7% $725 0.9% $14 6.4% $711 Consumer
11.9% $1,505 24.5% $370 10.2% $1,135 Residential Real Estate
Pro Forma
Balance    % of Total
WMC/UFB
Balance    % of Total
Sky Financial
Balance    % of Total
(In Millions)
Sky Financial and WMC/UFB financial information as of 12/31/05.

Pro Forma Asset Quality
185.10% 120.88% Allowance for Credit Losses to NPLs
2.48% 1.30%
Allowance for Credit Losses as a % of
Total Loans
1.34% 1.07% Total NPLs as a % of Total Loans
$20 $120 Total NPLs
WMC/UFB Sky Financial
Sky Financial and WMC/UFB financial information as of 12/31/05.

Additional Information
Additional Information and Where to Find It
In connection with the proposed merger, a registration statement on Form S-4, including a proxy statement/prospectus, and other materials will be filed with the SEC. STOCKHOLDERS ARE URGED
TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE
IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Stockholders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Sky
Financial with the SEC at the SEC's Internet site at www.sec.gov. Free copies of the proxy statement/prospectus, once available, and each of Sky Financial's other filings with the SEC are also available on Sky Financial's Internet site at www.skyfi.com, or by request to Sky Financial’s
Shareholder Relations Department, 10 E. Main Street, Salineville, Ohio 43945.
Participants in the Solicitation
Sky Financial, Waterfield Mortgage Company and their respective directors, executive officers and other members of their management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Waterfield Mortgage Company's stockholders with respect to the proposed merger.  Information regarding the officers and directors of Sky Financial is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on February 22,
2005.  Other information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Sky Financial Group Agrees to Acquire Union Federal Bank and its parent Waterfield Mortgage Co.